February 15, 2013

Ms. Pamela Long,
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re:          Green Earth Technologies, Inc.
Registration Statement on Form S-1
File No. 333-185557

Dear Ms. Long:

This letter responds to the Staff’s comment letter, dated February 8, 2013, regarding Amendment No. 1, filed January 31, 2013, to the Registration Statement on Form S-1 referenced above.  This letter is being filed concurrently with Amendment No. 2 to the Registration Statement, which reflects our responses as set forth below.

In order to facilitate your review, we have copied your comments into this letter and our response to each comment immediately follows that comment.

General

1.
Please ensure to file a marked copy of future pre-effective amendments to the registration statement on EDGAR pursuant to rule 310 of Regulation S-T.  Refer also to rule 472 under the Securities Act of 1933.

Your comment is noted.

Forward Looking Statement, page 13

2.
We note your reference to the safe harbor for forward-looking statements provided by Section 27A of the Securities Act.  We also note your risk factor disclosure on page 11 to the effect that your stock is a penny stock.  As the safe harbor is not available to penny stocks, please revise your disclosure accordingly.

We have revised the Forward Looking Statement on page 12 of the prospectus included in the Registration Statement by including a sentence that the safe harbor provided by Section 27A of the Securities Act (and Section 21E of the Exchange Act) is not available because our stock is a penny stock.

Business, page 30

General

1.
We note that your disclosure does not include a description of properties or a discussion of any material pending legal proceedings in accordance with Item 11(b) and (c) of Form S-1.  Please advise or otherwise revise your disclosure accordingly.

We have added disclosure to comply with Item 11(b) and 11(c) of Form S-1.  Please see page 42 of the prospectus included in the Registration Statement.

Certain Relationships and Related Party Transactions, page 47

Transactions with Related Parties, page 47

2.
With respect to the Galesi Group disclosure in the last paragraph, we note that in the note 10, page F-12 of your financial statements, you state that for the three months ended September 30, 2012, you derived approximately 53% of your revenues from companies owned or controlled by Galesi.  Please revise your disclosure here accordingly.

We have added disclosure regarding the percentage of our revenue that is derived from members of the Galesi Group for the six months ended December 31, 2012.  Similar disclosure has been added with respect to TTI.  Pease see page 48 of the prospectus included in the Registration Statement.

Summary Compensation Table, page 49

3.	Please clarify your statement in footnote (3) that the $50,000 of Mr. Adams’ deferred salary “is due $70,000 at June 30, 2012.”

Note 3 to the Summary Compensation Table appearing on page 49 of the prospectus included in the Registration Statement has been rewritten.  The facts are that in each of the years ended June 30, 2012 and 2011 Mr. Adams agreed to defer $50,000 of his base compensation.  In fiscal 2012, $30,000 of the amount deferred in fiscal 2011 was paid.  Thus, the total amount of deferred compensation due to Mr. Adams at June 30, 2012 was $70,000.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at 914-372-4201or our outside legal counsel, Joel J. Goldschmidt, Esq. of Morse, Zelnick, Rose & Lander, LLP at (212) 838-8269.

Very truly yours,

Greg Adams,
Chief Financial Officer and
Chief Operating Officer